

Jason Fairbourne · 2nd

CEO / Founder at Yoodlize

Orem, Utah, United States · 500+ connections · **Contact info**

 **Yoodlize inc.**

London School of Economics and Political...

Experience

CEO / Founder

Yoodlize inc.

Oct 2018 – Present · 2 yrs 7 mos

Provo, Utah Area

Yoodlize is a peer to peer rental platform where you can rent items you already own. Collectively we own everything, Yoodlize is the platform that connects our stuff to the community. Allowing you to do more with less.

CEO (remote)

Bamba Water

Aug 2013 – Present · 7 yrs 9 mos

Mombasa, Kenya

 ### Founder

Motiis

Jul 2013 – Present · 7 yrs 10 mos

Provo, Utah Area

 **Bestway Supermarket Mtaani**

 **Motiis: For-Profit Opportunities for...**



CEO

Fairbourne Consulting

Jan 2007 – Jan 2016 · 9 yrs 1 mo

Springville, Utah

  



Peery Fellow of Social Entrepreneurship

Brigham Young University Marriott School of Business

Jan 2010 – Jan 2015 · 5 yrs 1 mo

Show 4 more experiences ⌄

Education



London School of Economics and Political Science

MSC Development Management



